Exhibit 99.1

OPTHEA LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
For the Half-Year ended December 31, 2021, and 2020

		December 31,
			2020
		2021	Restated
	Notes	US$	US$
Revenue		91,218	197,840
Other income		153,370	58,237

Operating expenses:
Research and development		(31,819,649)	(13,778,940)
Administrative expense s		(5,189,807)	(3,838,723)
Share-based payment expens e		(2,443,221)	(1,595,244)
Patent and intellectual property expenses		(36,847)	(73,164)
Occupancy expenses		(9,281)	(8,857)
Net foreign exchange (loss)/gain	6	(1,375,143)	(9,238,403)

Loss before income tax		(40,629,360)	(28,277,254)
Income tax benefit	7	2,916,601	2,546,983

Loss for the period		(37,712,759)	(25,730,271)

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on investments in financial assets		—	469,767

Other comprehensive income for the period, net of tax		—	469,767

Total comprehensive loss for the period		(37,712,759)	(25,260,504)

Earnings per share for loss attributable for the ordinary equity holders
- Basic and diluted loss per share (cents)	17	(10.74)	(9.08)
The above condensed consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes. All amounts presented in respect of prior periods have been restated to reflect the change in presentation currency as set out in the accounting policies.

F-

OPTHEA LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2021, and June 30, 2021

		December 31,	Ju n e 30 ,
		2021	2021
	Notes	US$	US$
Assets
Current assets:
Cash and cash equivalents	8	88,273,668	118,193,177
Current tax receivable		2,916,601	4,972,898
Receivables		483,628	565,286
Prepayments	9	17,338,934	14,386,155

Total current assets		109,012,831	138,117,516
Non-current assets:
Investment in financial assets	1 0	—	—
Property and equipment, net		18,737	23,259
Right-of-use assets	1 1	46,926	93,852
Prepayments		141,240	174,541

Total non-current assets		206,903	291,652

Total assets		109,219,734	138,409,168

Liabilities
Current liabilities:
Payables		8,311,435	2,501,518
Lease liabilities	1 2	67,250	112,965
Provisions		543,846	492,002

Total current liabilities		8,922,531	3,106,485
Non-current liabilities:
Provisions		23,799	16,915

Total non-current liabilities		23,799	16,915

Total liabilities		8,946,330	3,123,400

Net assets		100,273,404	135,285,768

Equity
Contributed equity	1 3	234,639,230	234,147,526
Accumulated Loss		(161,836,741)	(124,123,982)
Reserves	1 4	27,470,915	25,262,224

Total equity		100,273,404	135,285,768

The above condensed consolidated statements of financial position should be read in conjunction with the accompanying notes.

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OPTHEA LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Half -Year ended December 31, 2021, and 2020

	Contributed	Pre-funded	Share- based payment	Fair value of investment	FX translation	Accumulated	Total
	equity	warrants	reserve	reserve	reserve	losses	equity
	US$	US$	US$	US$	US$	US$	US$
Balance at July 1, 2020 (Restated)	113,852,364	—	3,116,080	551,409	5,827,605	(78,779,486)	44,567,972
Fair value gains on investments in financial assets	—	—	—	469,767	—	—	469,767
Net loss for the period	—	—	—	—	—	(25,730,271)	(25,730,271)

Total comprehensive income and expense for the period	—	—	—	469,767	—	(25,730,271)	(25,260,504)
Issue of ordinary shares	105,477,591	—	—	—	—	—	105,477,591
Issue of pre-funded warrants	—	11,546,029	—	—	—	—	11,546,029
Recognition of share-based payment	—	—	1,595,244	—	—	—	1,595,244
Exchange on conversion (Note 3)	—	—	114,632	1,789	14,261,558	—	14,377,979

Balance at December 31, 2020 (Restated)	219,329,955	11,546,029	4,825,956	1,022,965	20,089,163	(104,509,757)	152,304,311

Balance at July 1, 2021	234,147,526	—	4,087,650	1,085,411	20,089,163	(124,123,982)	135,285,768
Net loss for the period	—	—	—	—	—	(37,712,759)	(37,712,759)

Total comprehensive income and expense for the period	—	—	—	—	—	(37,712,759)	(37,712,759)
Issue of ordinary shares on conversion of LTIP	491,704	—	(234,530)	—	—	—	257,174
Recognition of share-based payment	—	—	2,443,221	—	—	—	2,443,221

Balance at December 31, 2021	234,639,230	—	6,296,341	1,085,411	20,089,163	(161,836,741)	100,273,404

The above condensed consolidated statements of changes in equity should be read in conjunction with the accompanying notes. All amounts presented in respect of prior periods have been restated to reflect the change in presentation currency as set out in the accounting policies.

F-

OPTHEA LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Half -Year ended December 31, 2021, and 2020

		December 31,
	Notes	2021 US$	2020 (Restated) US$

Cash flows from operating activities
Interest received		100,757	163,856
Royalty and license income received		1,570	33,176
Grant income received		—	26,950
Payment of lease interest		(2,960)	(2,794)
Payments to suppliers, employees and for research & development and intellectual property costs (inclusive of GST)		(33,826,440)	(24,426,278)
Research and development tax incentive scheme credit received		4,972,898	5,699,649

Net cash flows used in operating activities		(28,754,175)	(18,505,441)

Cash flows from investing activities:
Purchase of plant and equipment		(1,651)	(7,293)
Cash received on disposal of financial asset		—	670,973

Net cash flow s used in investing activities		(1,651)	663,680

Cash flows from financing activities:
Payment of lease liabilities		(45,714)	(57,779)
Net proceeds on issue of ordinary shares		—	105,477,591
Net proceeds on issue of pre-funded warrants		—	11,546,029
Cash received for ordinary shares issued on exercise of options		257,174	—

Net cash flows provided by financing activities		211,460	116,965,841

Net (decrease)/increase in cash and cash equivalents		(28,544,366)	99,124,080
Effects of exchange rate changes on the balance of cash held in foreign currencies		(1,375,143)	14,351,800
Cash and cash equivalents at beginning of period		118,193,177	42,650,858

Cash and cash equivalents at end of period		88,273,668	156,126,738

The above condensed consolidated statements of cash flows should be read in conjunction with the accompanying notes. All amounts presented in respect of prior periods have been restated to reflect the change in presentation currency as set out in the accounting policies.

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OPTHEA LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1. Corporate Information

Opthea Limited (the parent) is a company limited by shares incorporated in Australia whose ordinary shares are publicly traded on the Australian Securities Exchange (“
ASX
”) and whose American Depository Shares (“
ADSs
”) are listed on the Nasdaq Global Select Market.
The principal activity of Opthea limited is to develop and commercialize therapies primarily for eye disease. Opthea’s lead asset, OPT-302, is a soluble form of VEGFR-3 in clinical development as a novel therapy for wet (neovascular) age-related macular degeneration and diabetic macular edema (DME). Wet AMD and DME are leading causes of blindness in the elderly and diabetic populations respectively and are increasing in prevalence worldwide.
The condensed consolidated financial report of Opthea Limited (the “
Group
”) for the six months period ended December 31, 2021 and 2020 was authorized for issue in accordance with a resolution of the directors on March 30, 2022.
Significant changes in the current reporting period:
For the six months period ended Decemb
er 31, 2021, the Company’s net loss before tax attributable to members is $40,629,360 (December 31, 2020: $28,277,254). The increased loss compared to the prior period is mainly due to the increase in research and development (R&D) spending, which can be attributed to the manufacturing of
OPT-302
and ramp up of the Phase 3 clinical trials of
OPT-302
in wet AMD.
Set out below are other factors affecting financial performance:

•	The total R&D expense was $31,819,649 (December 31, 2020: $13,778,940).

•	The net income tax benefit for the half year is $2,916,601 (December 31, 2020: $2,546,983).

•	Basic earnings per share were a loss of 10.74 cents (December 31, 2020: loss of 9.08 cents) .
Note 2. Adoption of New and Revised Accounting Standards
These condensed consolidated interim financial statements as of December 31, 2021 and for the half-year reporting period ended December 31, 2021 and 2020 (the “
half-year condensed consolidated financial statements
”) have been prepared in accordance with International Accounting Standard (“
IAS
”) 34
Interim Financial Reporting
under International Financial Reporting Standards (“
IFRS
”).
The half-year condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, they are to be read in conjunction with the consolidated statements of financial position of the Group as of June 30, 2021, and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2021, and the related notes (collectively referred to as the “
annual financial report
”).
The half-year condensed consolidated financial statements have been prepared using the same accounting policies as used in the annual financial report.
There were no changes in accounting policy during the half-year December 31, 2021, nor did the introduction of new accounting standard lead to any changes in measurement or disclosure in these half-year condensed consolidated financial statements.
The Group has not adopted any accounting standard that are issued by not yet effective. We have considered the applicability and impact of all recently issued accounting pronouncements and have determined that they were either not applicable or were not expected to have a material impact on our interim report.
Significant accounting policies that summarize the measurement basis used and are relevant to an understanding of the financial statements are provided in the annual financial report.
Note 3. Significant Accounting Policies
Basis of preparation
These half-year condensed consolidated financial statements have been prepared on the basis of historical cost, except for the investments classified as financial assets, which have been measured at fair value. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in United States dollars, unless otherwise noted. The Interim Financial Statements have been prepared on a going concern basis, which assumes the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business.

F-

OPTHEA LIMITED
Notes to Condensed Consolidated Financial Statements – Continued

Change in presentation and functional currencies
Functional currency
An entity’s functional currency is the currency of the primary economic environment in which the entity operates. During the year ended June 30, 2021, the Group’s operations have continued to move further towards being US$ denominated and several other factors during the period have also contributed to the Group changing its functional currency, such as the completion of U.S. initial public offering (IPO) and the Nasdaq listing in October 2020, opening a US subsidiary in May 2021 for a planned expansion into the US, and expanding the Board of Directors with the appointment of four US based Directors. A significant element in the Group’s assessment to change the functional currency resulted from the significant increase in expenses denominated in US dollars relating to advanced clinical trials since the commencement of Phase 3 trials in March 2021. These changes, as well as the fact that the Group’s principal source of financing is now the U.S. capital market and all of the Group’s budgeting and planning is conducted solely in dollars led to the Company determining that the U.S. dollar (US$) best represents the currency of the primary economic environment in which the entity now operates. Accordingly, the Group changed its functional currency from Australian dollar (A$) to U.S. dollar (US$) effective January 1, 2021.
The change in functional currency has been applied prospectively with effect from January 1, 2021 in accordance with the requirements of IAS 21
The Effects of Changes in Foreign Exchange Rates
. To give effect in functional currency, the assets and liabilities of the Group were converted into U.S. dollars at a fixed exchange rate of

US$1: A$1.2973.
Presentation Currency
Following the change in functional currency, the Group changed its presentation currency from Australian dollars (A$) to US$. The change in presentation currency is to better reflect the Group’s business activities and to enhance access to U.S. capital markets. Prior to the change, the Group reported its financial statements in Australian dollars (A$).
A change in presentation currency is a change in accounting policy which is accounted for retrospectively, including the restatement of 2019 Balance Sheet. In making this change in presentation currency, the Group followed the requirements set out in IAS 21 The Effects of Changes in Foreign Exchange Rates. As required by IAS 21, the consolidated statements of profit or loss and other comprehensive income and the consolidated statements of cash flows for each period have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rates prevailing at the consolidated statements of financial position dates. Shareholders’ equity transactions have been translated using the rates of exchange in effect as of the dates of various capital transactions. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Group’s results as if they had been historically reported in US$ and the effect on the consolidated financial statements resulted in an addition to the foreign currency translation reserve of
US$14.3 million at December 31, 2020.
Research and development costs
Research costs are expensed as incurred. An intangible asset arising from the development expenditure on an internal project will only be recognized when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.
As of December 31, 2021 and June 30, 2021, the Group is in the research phase and has not capitalized any development costs to date.
Income tax
Current tax
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period’s taxable income.
The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.
Research and development tax incentive
The Research and Development (R&D) Tax Incentive Scheme is an Australian Federal Government program under which eligible companies with annual aggregated revenue of less than A$20 million can receive cash amounts equal to 43.5
% of eligible research and development expenditures from the Australian Taxation Office (ATO). The R&D Tax Incentive Scheme incentive relates to eligible expenditure incurred in Australia and, under certain circumstances, overseas on the development of the Group’s lead candidate,
OPT-302.
The R&D tax incentive is applied annually to eligible expenditure incurred during the Group’s financial year following annual application to AusIndustry, an Australian governmental agency, and subsequent filing of its Income Tax Return with the ATO after the financial year end.

F-

OPTHEA LIMITED
Notes to Condensed Consolidated Financial Statements – Continued

The Group estimates the amount of R&D tax incentive after the completion of the financial year based on eligible Australia and overseas expenditures incurred during that year.
The Group has presented incentives in respect of the R&D Tax Incentive Scheme within income tax benefit in the Statements of Profit or Loss and Other Comprehensive Income by analogizing with IAS 12 “
Income Taxes
”.
Leases
The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Group applies a single recognition and measurement approach for all leases, except for short-term
leases and leases of
low-value
assets. The Group recognizes lease liabilities to make lease payments and right-of-use
assets representing the right to use the underlying assets.
Right-of-use
assets
Right-of-use
assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use).
Right-of-use
assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use
assets include the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.
Right-of-use
assets are depreciated on a
straight-line
basis over the shorter of the lease terms and the estimated useful lives of the assets.
Lease liabilities
Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance
fixed payments) less any lease incentives receivable.
In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate is determined using market yields on bonds with similar terms to maturity. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate).

Leases of
low-value
assets
For
short-term
leases (lease term of 12 months or less) and leases of
low-value
assets (such as photo copiers and telephones), the Group has opted to recognize a lease expense on a straight-line
basis as permitted by IFRS 16. This expense is presented within “administrative expenses” in the consolidated statements of profit or loss and other comprehensive income.
Comparatives
The comparative condensed consolidated statement of profit or loss and other comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows have been restated due to the change in presentation currency described above. Movement schedules in the notes to condensed consolidated financial statements for the comparative period covers the twelve months from July 1, 2020 to June 30, 2021.
Note 4. Operating Segment
The Group operates in
one
industry which is the biotechnology and healthcare industry. Additionally, the Group operates in two geographical areas being Australia and the United States of America.

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OPTHEA LIMITED
Notes to Condensed Consolidated Financial Statements – Continued

The Group is focused primarily on developing a novel therapy for the treatment of highly prevalent and progressive retinal diseases.
The chief executive officer regularly reviews entity wide information that is compliant with IFRS.
There is only one segment for segment reporting purposes, and the information reviewed by the chief executive officer for the purpose of resources allocation and performance assessment is the same as the information presented in the consolidated financial statements.
The Group’s only revenue stream in the current and previous six months period is royalty income generated from licenses granted in respect of the Group’s intellectual property that are unrelated to the Group’s core business and the development of OPT-302 and that are not under development. These licenses are primarily used by third-party licensees for research purposes. All of the royalty income for the half year ended December 31, 2021 of US$
45,048 (December 31, 2020: US$31,288) was generated from customers based outside of Australia. The Group does not have any major customers. All property, plant and equipment are located in Australia.
Note 5. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In applying the Group’s accounting policies, management continually evaluates judgments, estimates and assumptions based on experience and other factors, including expectations of future events that may have an impact on the Group. All judgments, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances available to management. Actual results may differ from the judgments, estimates and assumptions.
Significant judgments, estimates and assumptions made by management in the preparation of these financial statements are outlined below:
Critical judgements in applying accounting policies
Research and development costs
The majority of Opthea’s expenditure is incurred as a result of clinical investigation of OPT-302. During the year ended June 30, 2021 Opthea completed the Company’s Phase 1b/2a diabetic macular edema (DME) trial and progressed planning of the Phase 3 registrational trials for OPT-302 in wet AMD.
In the six months ended December 31, 2021 Opthea progressed regulatory interactions and patient recruitment into the Company’s global Phase 3 registrational clinical trials of OPT-302 for wet age-related macular degeneration. A key measure of Opthea’s performance is the level of expenditure incurred on the research of OPT-302.
Judgment is required in relation to:

•	The classification of expenses in the condensed statements of profit or loss and other comprehensive income between research and development costs and operating expenses; and

•	Whether costs relate to R&D, and consequently if they meet the capitalization criteria under IAS 138 “Intangible Assets.”
The directors have determined that the Group is still in a research phase and accordingly, no development costs have been capitalized as of December 31, 2021, and June 30, 2021.
Taxation
Research and development tax incentive
The Research and Development (R&D) Tax Incentive Scheme is an Australian Federal Government program under which eligible companies can receive cash refunds of 43.5% of eligible R&D expenditure. Judgements are required as to the R&D tax incentive refundable offset eligibility in respect of:

•	The Group’s ability to make claims and its continued compliance under the scheme;

•	R&D and other supporting costs previously approved by Australian tax authorities;

•	Estimated amounts, timing and geographical location of future costs related to the projects for which applications have been approved to date; and

•	Assessment of whether expenditure on projects for which approval has been given by Australian tax authorities relate to Australian or overseas expenditure.
As of December 31, 2021 and June 30, 2021, the Group has recognized an R&D tax incentive receivable of US$2.9 million and US$5.0 million, respectively, within the condensed consolidated statement
s
of financial position.

OPTHEA LIMITED
Notes to Consolidated Financial Statements – Continued

The R&D tax incentive receivable as of June 30, 2021 and December 31, 2021 is based on the legislation as currently enacted as of June 30, 2021 and December 31, 2021, respectively. Any proposed changes to the legislation, such as rate changes to the eligibility requirements, may have a retrospective impact if the legislation is passed, currently no such legislative changes have occurred.
Investment tax credits such as the R&D tax incentive are outside of the scope of IAS 12 “Income Taxes” and IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance.” Based on the guidance in IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” companies need to make an accounting policy choice on how to present these incentives, which in practice is done by either analogizing with IAS 12 or with IAS 20. In the Group’s opinion, the R&D tax incentive should be presented by analogizing to IAS 12 because the nature of the incentive is considered to be more closely aligned to income taxes, based on the following considerations:

•
The R&D tax incentive is considered an income tax offset which will be offset against the Group’s tax obligation if and when, the Group returns to a net tax payable position. In addition, whilst the Group is currently eligible to receive cash payments under the scheme since its consolidation revenue is currently below A$20 million, if and when the Group generates revenue in excess of A$20 million the R&D tax incentive will become non-refundable and can only be offset against any future income tax payable by the Group.

•	The ATO, which is the tax authority in Australia, manages the annual claims process as the R&D tax incentive is included in the Group’s annual income tax return.

•
The ATO is also responsible for making the R&D tax incentive cash payment if a company is eligible for a cash refund under the program, oversees compliance with the requirements of the R&D tax incentive scheme and performs pre-issuance reviews

Income tax
The Group’s accounting policy for taxation requires judgments as to the differences between tax and accounting treatments of income and costs recognized in the consolidated statements of profit or loss and other comprehensive income. Judgment is also required in assessing whether deferred tax assets and liabilities are recognized in the statements of financial position and if accumulated income tax losses can be used to offset potential future tax profits.
Functional currency
Effective January 1, 2021 the Group’s functional and presentation currency changed from Australian dollars to U.S. dollars as disclosed in Note 3.
The Group’s assets, liabilities and equity which were previously denominated in Australian dollars were translated into U.S. dollars on the date the functional currency changed.
Significant judgment is required in determining the currency of the primary economic environment in which the Group operates, which requires an evaluation of various indicators related to the Group’s underlying transactions, events and conditions as they relate to generating and expending cash.
Key sources of estimation uncertainty
Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Fair values are determined internally using Binomial models. The accounting estimates and assumptions relating to equity-settled share-based payments have no impact on the carrying amounts of assets and liabilities in future reporting periods but may impact expenses and equity. Should one or more of the assumptions and estimates used in estimating the fair value of share-based payments change, this could have a material impact on the amounts recognized in equity and employee-related expenses.

Note 6. Net Foreign Exchange (Loss)/Gain

	For the six months ended December 31,
	2021	2020
		(Restated)
	US$	US$
Net foreign exchange (loss)/gain	(1,375,143)	(9,238,403)

Total net foreign exchange (loss)/gain	(1,375,143)	(9,238,403)

OPTHEA LIMITED
Notes to Condensed Consolidated Financial Statements – Continued

Note 7. Income Taxes
A reconciliation between income tax benefit and the product of accounting loss before income tax multiplied by the Group’s applicable income tax rate is as follows:

	For the six months ended December 31,
	2021	2020
		(Restated)
	US$	US$
Accounting loss before tax	(40,629,360)	(28,277,254)
At parent entity statutory tax rate of 30% (2020: 27.5%)	12,188,808	7,776,245
R&D tax incentive on eligible expenses	2,916,601	2,546,983
Non-deductible R&D expenditure	(2,011,449)	(1,635,517)
Other non-deductible expense	(732,966)	(447,983)
Amount of temporary differences and carried forward tax losses not recognized	(9,444,393)	(5,692,745)

	2,916,601	2,546,983

Note 8. Current Assets – Cash and Cash Equivalents

	December 31 , 2021	June 30, 2021
	US$	US$
Cash at bank and in hand	6,642,804	15,538,510
Short-term deposits	81,630,864	102,654,667

Total cash and cash equivalents	88,273,668	118,193,177

Cash at bank earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represent fair value.
Short
term-deposits
are with two major Australian banks and are made for varying periods of between 30 and 90 days, depending on the immediate cash requirements of the Group, and earn interest at a fixed rate for the respective short-term
deposit periods. At period end, the average rate was 0.22
% (2020 half year:
0.36%).
Note 9. Current Assets - Prepayments

	December 31, 2021	June 30, 2021
	US$	US$
R&D Contract Research Organization	14,661,943	12,551,398
Insurance	2,649,328	1,820,059
Other prepayments	27,663	14,698

Total current prepayments	17,338,934	14,386,155

OPTHEA LIMITED
Notes to Condensed Consolidated Financial Statements – Continued

Note 10.
Non-Current
Assets – Investments in Financial Assets
Details of listed Australian shares:

Listed investments	Ownership interest %	Fair value at period end 1 US$	Exchange o n translation US$	Disposal US$	Financial Value gain/(loss) recognized in OCI US$	Opening fair value US$
December 31, 2021
Non-current investments:

Total listed investments		—	—	—	—	—

June 30, 2021
Non-current investments:
Optiscan Imaging Limited	—%	—	—	(669,184)	469,767	199,417
Total listed investments		—	—	(669,184)	469,767	199,417

1.	The fair value represents the share (bid) price at year end and does not include any capital gains tax or selling costs that may be applicable on the disposal of these investments.

Non-current investments in listed shares (which are not associates) are designated and accounted for as investments in financial assets pursuant to IFRS 9.
Note 11.
Right-of-Use
Assets
The Group
leases its main office accommodation for employees. The term of the lease is three years and is the renewal of a lease for the same premise that expired on July 15, 2019. The lease does not include the option to extend the term of the lease on expiry. The maturity analysis of lease liabilities is presented in
Note 12.

	For the six months ended December 31, 2021	For the year ended June 30, 2021
	US$	US$
Right-of-Use asset cost

Opening balance as at July 1, 2021/July 1, 2020	281,554	251,189
Additions	—	—
Exchange on translation	—	30,365

	281,554	281,554

Accumulated depreciation
Opening balance as at July 1, 2021/July 1, 2020	(187,702)	(83,729)
Charge to the period	(46,926)	(91,656)
Exchange on translation	—	(12,317)

	(234,628)	(187,702)

Net carrying amount	46,926	93,852

	For the six months ended December 31,
	2021	2020
		(Restated)
	US$	US$
Amounts recognized in profit or loss:

Depreciation expense on right-of-use asset	46,926	69,197
Lease finance costs	2,960	3,556
Expense relating to leases of low value assets	9,669	4,835

	59,555	77,588

F-1
2

OPTHEA LIMITED
Notes to Condensed Consolidated Financial Statements – Continued

Note 12. Lease Liabilities

	For the six months ended December 31, 2021	For the year ended June 30, 2021
	US$	US$
Carrying amount at July 1, 2021/July 1, 2020	112,965	182,290
New lease	—	—
Payments	(45,715)	(69,325)

Carrying amount at December 31/June 30	67,250	112,965

Maturity analysis:
Year 1	73,170	124,495
Year 2	—	—
	73,170	124,495
Less: unearned interest	(5,920)	(11,530)

	67,250	112,965
Analyzed into:
Current portion	67,250	112,965
Non-current portion	—	—

	67,250	112,965

Note 13. Contributed Equity

	For the six months ended December 31, 2021	For the year ended June 30, 2021
	US$	US$
(a) Ordinary shares
Issued and fully paid at December 31/June 30	234,639,230	234,147,526
Movement in ordinary shares:
Opening balance at July 1, 2021/July 1, 2020	234,147,526	113,852,364
Issue of shares on exercise of options granted under the LTIP	491,704	3,271,542
Issue of shares on exercise of pre-funded warrants net of issuance cost $1,099,412	—	11,546,029
Issue of shares in a US initial public offering and NASDAQ listing	—	105,477,591

	234,639,230	234,147,526

Ordinary shares on issue:	No:	No:
Opening balance at July 1, 2021/July 1, 2020	351,003,541	269,157,769
Issue of shares on exercise of options granted under the LTIP	935,739	5,845,804
Issue of shares on exercise of pre-funded warrants	—	7,493,568
Issue of shares on NASDAQ listing	—	68,506,400

	351,939,280	351,003,541

Issued capital of ordinary shares at December 31, 2021 amounted to $234,639,230 (351,939,280 Fully paid ordinary shares) net of share issue costs and tax.

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OPTHEA LIMITED
Notes to Condensed Consolidated Financial
Sta
tements –
Con
tinued

	For the six months ended December 31, 2021	For the year ended June 30, 2021
	US$	US$
(b) Pre-funded warrants
Movement in pre-funded warrants:
Opening balance at July 1, 2021/July 1, 2020	—	—
Issue of pre-funded warrants in a US initial public offering	—	12,645,441
Cost of issue of pre-funded warrants	—	(1,099,412)
Issue of shares on exercise of pre-funded warrants	—	(11,546,029)

	—	—

Pre-funded warrants on issue:	No:	No:
Opening balance at July 1, 2021/July 1, 2020	—	—
Issue of pre-funded warrants in a US Initial public offering	—	7,493,600
Exercise of pre-funded warrants	—	(7,493,568)
Forfeiture on exercise	—	(32)

	—	—

In O
ctober 2020, the Company
 issued 7,493,600
pre-funded
warrants for US$11,546,029 net of issue costs in respect of the US initial public offering. The pre-funded warrants were unquoted, having no voting or dividend rights and are exercisable to ADS’s at an exercise price of US$0.00001 per pre-funded warrant on a one for one basis with no expiry date. During the year ended June 30, 2021, all pre-funded warrants were exercised converting to ADSs.

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OPTHEA LIMITED
Notes to Condensed Consolidated Financial Statements – Continued

Note 14. Reserves

	For the six months ended December 31, 2021	For the year ended June 30, 2021
	US$	US$
Reserves
Fair value of investments reserve (i)	1,085,411	1,085,411
Share-based payments reserve (ii)	6,296,341	4,087,650
Foreign translation reserve (iii)	20,089,163	20,089,163

Total reserves	27,470,915	25,262,224

(i) Movement in fair value of investments reserve:
Opening balance at July 1, 2021/July 1, 2020	1,085,411	551,409
Fair value on gains on investments in financial assets	—	469,767
Exchange on translation	—	64,235

Closing balance	1,085,411	1,085,411

(ii) Movement in share-based payments reserve:
Opening balance at July 1, 2021/July 1, 2020	4,087,650	3,116,080
Share-based payments expense	2,443,221	3,897,638
Exercise of options	(234,530)	(3,271,542)
Exchange on translation	—	345,474

Closing balance	6,296,341	4,087,650

(iii) Movement in foreign translation reserve:
Opening balance at July 1, 2021/July 1, 2020	20,089,163	5,827,605
(Gains)/loss on translation	—	14,261,558

Closing balance	20,089,163	20,089,163

(i)    Fair value of investments reserve
This reserve records fair value changes on listed investments.
(ii)    Share-based
payment reserve
This reserve is used to record the value of equity benefits provided to executives and employees as part of their remuneration.
(iii)    Foreign currency translation reserve
The reserve records the value of foreign currency movements on translation of financial statements from A$ to US$.
Note 15. Commitments
The Company has entered into research and development contracts with various third parties in respect of the manufacture of clinical grade
OPT-302
and services for the Phase 3 wet AMD clinical trial. Expenditure commitments relating to these, and intellectual property license agreements are payable as follows:

	December 31, 2021	June 30, 2021
	US$	US$
Within one year	45,036,888	26,377,778
After one year but not more than five years	4,048,790	2,347,060
After more than five years	—	—

	49,085,678	28,724,838

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OPTHEA LIMITED
Notes to Condensed Consolidated Financial Statements – Continued

Note 16. Events Subsequent to Reporting Date
On February 1, 2022, Opthea announced the establishment of an At-the-Market Equity Program with Jefferies LLC, whereby the Company may offer and sell up to
US$75
 million of its Ordinary Shares in the form of ADSs. At present no shares have been sold using this facility.
Besides the above mentioned no matters or circumstances have arisen since the end of the reporting period, which significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.
Note 17. Earnings per Share

	For the six months ended December 31,
	2021 US$	2020 Restated US$
The following reflects the income used in the basic and diluted earnings per share computations:
(a) Earnings used in calculating earnings per share

Net loss attributable to ordinary equity holders of the parent	(37,712,759)	(25,730,271)

(b) Weighted average number of shares
Weighted average number of ordinary shares on issue for basic earnings per share	351,075,141	283,422,115
Effect of dilution:
Share options	—	—

Weighted average number of ordinary shares adjusted for the effect of dilution	351,075,141	283,422,115

Loss per share (basic and diluted in cents)	(10.74)	(9.08)

There have been no transactions involving ordinary shares or potential ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of these condensed consolidated interim financial statements.
Diluted earnings per share is calculated as net loss divided by the weighted average number of ordinary shares and dilutive potential ordinary shares. Options granted under the Long-Term Incentive and Non-Executive Director Share and Option plans would generally be included in the calculation due to the conditions of the issuance being satisfied. As the Group is in a loss position, the options are anti-dilutive and, accordingly, the basic loss per share is the same as the diluted loss per share.
We have not declared or paid any dividends on our ordinary shared. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors, and subject to Australian law.

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6